UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number 001-36737

NEURODERM LTD.

(Translation of Registrant’s name into English)

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On September 24, 2015, NeuroDerm Ltd. (the “Company”) published a notice that it will hold its 2015 annual general meeting of shareholders (the “Meeting”) at the Company’s offices, located at Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel, on Thursday, October 29, 2015 at 3:00 p.m., Israel time.  Following the record date for the Meeting, which has been set for September 28, 2015, the Company will distribute a proxy statement describing the proposed resolutions and a proxy card to all shareholders of record as of the record date. The notice is attached hereto as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEURODERM LTD.

Date: September 24, 2015	By:	/s/ Roy Golan
	Name:	Roy Golan
	Title:	Chief Financial Officer

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Exhibit Index

Exhibit No.	Description

99.1	Press Release issued by the Company on September 24, 2015, titled “Neuroderm Announces 2015 Annual General Meeting of Shareholders.”

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